EXHIBIT 12


            NEW YORK STATE ELECTRIC & GAS CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                   Calendar Year
                                 1996      1995      1994      1993      1992
                                            (Thousands of Dollars)


Net Income (Loss) . . . . .    $178,241  $196,690  $187,645  $166,028  $183,968

Add:
 Federal income tax -
   current. . . . . . . . .     84,861    71,144    75,892    36,024    38,066
 Federal income tax -
   deferred . . . . . . . .     23,082    44,720    26,569    49,726    51,210
                               --------  --------  --------  --------  --------

    Pre-tax income (loss) .    286,184   312,554   290,106   251,778   273,244

Fixed charges . . . . . . .    127,713   136,703   145,494   153,696   160,253
                               --------  --------  --------  --------  --------

Earnings, as defined. . . .   $413,897  $449,257  $435,600  $405,474  $433,497
                               ========  ========  ========  ========  ========

Fixed Charges:
 Interest on long-term
   debt . . . . . . . . . .   $108,431  $115,687  $126,083  $134,331  $145,822
 Other interest . . . . . .      9,752     8,744     6,628     3,878     3,634
 Amortization of premium
   and expense on debt. . .      6,507     6,488     7,014     7,242     5,933
 Interest portion of
   rental charges . . . . .      3,023     5,784     5,769     8,245     4,864
                               --------  --------  --------  --------   -------

Total fixed charges,
  as defined. . . . . . . .   $127,713  $136,703  $145,494  $153,696  $160,253
                               ========  ========  ========  ========  ========


Ratio of Earnings to
  Fixed Charges . . . . . .       3.24      3.29      2.99      2.64      2.71
                               ========  ========  ========  ========  ========